EXHIBIT 12

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31 (Unaudited)
millions except ratio amounts	2007	2006*	2005*	2004*	2003*
Income from continuing operating before income taxes (a)	$6,329	$3,737	$3,253	$2,110	$583
Fixed charges, to the extent they affect current year earnings (b)	1,328	778	234	418	254
Undistributed (earnings) losses of equity investees	(54)	(21)	—	13	11

Total Earnings	7,603	4,494	3,487	2,541	848

Interest expense including capitalized interest	1,214	730	266	428	249
Interest expense included in other (income) expense	102	—	—	—	—
Estimated interest portion of rental expenditures (c)	316	128	13	10	8

Total Fixed Charges	$1,632	$858	$279	$438	$257

Preferred Stock Dividends	5	5	8	8	9

Combined Fixed Charges and Preferred Stock Dividends	$1,637	$863	$287	$446	$266

Ratio of Earnings to Fixed Charges	4.66	5.24	12.50	5.80	3.30

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.64	5.21	12.15	5.70	3.19

*	Financial information has been revised to reflect retrospective application of the successful efforts method of accounting.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes before considering the effect of fixed charges and undistributed earnings of equity method investees. Fixed charges include amortization of debt issuance costs, interest on debt and the estimated interest component of rentals, whether expensed or capitalized. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.

(a)	Pretax income from continuing operations for the year ended December 31, 2007 includes gain on asset divestitures of $4.66 billion. Gains (losses) on asset divestitures for earlier periods presented did not have a significant effect on the corresponding ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends.

(b)	For the purpose of the ratio computation, pretax income from continuing operations is increased by the amount of expense arising from fixed charges. Because fixed charges, as presented herein, include interest that is capitalized when incurred, only a portion of total fixed charges enters in determination of earnings.

(c)	Reflects a portion of rental expenditures representative of interest factor, whether such rentals are expensed or capitalized when incurred. For the years ended December 31, 2007 and 2006, estimated interest component in rentals includes approximately $225 million and $80 million, respectively, associated with the Company’s drilling rig leases.